UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended January 2026

Commission File No. 001-41493

LICHEN INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,
Siming District, Xiamen City,
Fujian Province, China, 361013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Lichen International Limited (the “Company”) convened on December 30, 2025, at 10:00 a.m., Beijing Time (December 29, 2025, at 9:00 p.m. Eastern Time), at 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013, the shareholders of the Company adopted resolutions approving all of the six proposals considered at the Meeting. A total of 15,520,739 Class A Ordinary Shares, par value $0.008 per share of the Company, each of which is entitled to one vote per share, and 45,000 Class B Ordinary Shares, par value $0.008 per share of the Company, each of which is entitled to ten votes per share, collectively representing 15,970,739 voting power, accounting for 92.23% of the total voting power exercisable as of November 21, 2025, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes, in voting power, were as follows:

1.	Proposal One – Share Capital Increase

Resolution(s)	For	Against	Withheld/ Abstain
Proposal One: As an ordinary resolution, that (a) the increase of the authorized share capital of the Company from US$1,000,000.00 divided into (a) 100,000,000 series A ordinary shares of par value US$0.008 each and (b) 25,000,000 series B ordinary shares of par value US$0.008 each, to US$200,000,000.00 divided into (a) 20,000,000,000 series A ordinary shares of par value US$0.008 each and (b) 5,000,000,000 series B ordinary shares of par value US$0.008 each, by the creation of additional (a) 19,900,000,000 series A ordinary shares of par value US$0.008 each and (b) 4,975,000,000 series B ordinary shares of par value US$0.008 each to rank pari passu in all respects with the existing shares in the capital of the Company be and is hereby approved; and (b) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Share Capital Increase and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company (the “Share Capital Increase”).	15,953,926	16,808	5

2.	Proposal Two – Amendments of Articles

Resolution(s)	For	Against	Withheld/ Abstain

Proposal Two: As a special resolution, that the Company’s existing amended and restated memorandum and articles of association be amended as follows:

(1) by deleting article 39 of the Company’s existing amended and restated articles of association in its entirety and replacing it with the following:

“39. The Company may, but shall not be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Directors, in accordance with these Articles.”;

(2) by deleting article 43 of the Company’s existing amended and restated articles of association in its entirety and replacing it with the following:

“43. No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business; the quorum shall be:

(a) if the Company has only one Member: that Member; or

(b) if the Company has more than one Member

(i) subject to Article 43(b)(ii), two or more Members; or

(ii) subject to Article 45, for so long as any shares are listed on a Designated Stock Exchange, one or more Members holding shares that represent not less than one-third of the voting rights of the outstanding issued shares carrying the right to vote at such general meeting.”; and

(3) by deleting article 45 of the Company’s existing amended and restated articles of association in its entirety and replacing it with the following:

“45. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved, and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.” (the “Amendments of Articles”).

	15,954,411	16,319	9

3.	Proposal Three – the Share Consolidation

Resolution(s)	For	Against	Withheld /Abstain
Proposal Three: As an ordinary resolution, that (a) the consolidation of the Company’s issued and unissued series A and series B ordinary shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-two hundred (200) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within eighteen months after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved and (c) the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation”).	15,954,471	16,261	7

4.	Proposal Four – Adoption of the Amended and Restated Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/ Abstain
Proposal four: As a special resolution, that subject to and conditional upon the passing of Resolutions One and Two above in respect of the Share Capital Increase and the Amendments of Articles, with immediate effect after the close of this meeting, (a) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase and the Amendments of Articles be and hereby approved; (b) the amended and restated memorandum and articles of association of the Company (the “Amended and Restated Memorandum and Articles of Association”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the adoption of the Amended and Restated Memorandum and Articles of Association and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company (the “Adoption of the Amended and Restated Memorandum and Articles of Association”).	15,953,905	16,823	11

5.	Proposal Five – the Amendment and Restatement of the Amended and Restated Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Five: As a special resolution, that subject to and conditional upon the passing of Resolutions One, Two and Three above in respect of the Share Capital Increase, the Amendments of Articles and the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the amended and restated memorandum and articles of association of the Company as at the effective date of the Share Consolidation to reflect the Share Capital Increase, the Amendments of Articles and the Share Consolidation be and is hereby approved; (b) the amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company as at the effective date of the Share Consolidation and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the amendment of the amended and restated memorandum and articles of association of the Company and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company (the “Amendment and Restatement of the Amended and Restated Memorandum and Articles of Association”).	15,954,470	16,208	61

6.	Proposal Six – Adjourn of the Meeting

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Six: As an ordinary resolution, that the Meeting be and is adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Resolution One above, Resolution Two above, Resolution Three above, Resolution Four and/or Resolution Five above (the “Adjournment of the Meeting”).	15,956,197	14,481	61

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2026	Lichen International Limited

	By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer, Chairman of the Board, and Director

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